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                                                                      EXHIBIT 99



                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS


     In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Congress encouraged public companies to make "forward-looking statements" (1) by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Medaphis Corporation ("Medaphis" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of Medaphis. In addition, Medaphis undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

     Medaphis provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following:

     Future Operating Results. Although Medaphis has for the past five years expanded its operations through acquisitions and internal growth, there can be no assurance that Medaphis will be able to achieve or sustain profitability or revenue growth on an annual or quarterly basis in the future, that fluctuations in quarter-to-quarter or year-to-year operating results will not occur or that any such quarter-to-quarter or year-to-year fluctuations will not be material. Future operating results of Medaphis will be dependent upon, among other things,
(i) successful integration of recently acquired businesses, (ii) successful reorganization and integration of certain of the Company's

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       (1) Forward-looking statements"can be identified by use of words such as
"forecast," "anticipate," "expect," "plan" and similar expressions.



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client/server information technology operations, (iii) improvements in operations of the Company's physician billing business, (iv) effectiveness of the Company's reengineering program, (v) successful implementation of various management initiatives designed to reduce costs and overhead within the Company's various divisions and (vi) successful growth in sales of the Company's healthcare information technology ("HIT") products.

     During the past twelve months, the Company has consummated a number of acquisitions, including, but not limited to, the acquisition of Medical Management Sciences, Inc., Rapid Systems Solutions, Inc., BSG Corporation ("BSG") and Health Data Sciences Corporation (the "Significant Acquisitions"). There can be no assurance that the Company will be able to successfully integrate any of the Significant Acquisitions, that Medaphis will be able to continue to operate the Significant Acquisitions in a profitable manner or that any of the Significant Acquisitions will not have an adverse effect upon Medaphis' results of operations, particularly while such acquisitions are being integrated into the Company.

        As of September 30, 1996, management is in the process of reorganizing the business of Imonics Corporation ("Imonics") and integrating its operations with and into BSG. This reorganization has included, among other things, a significant downsizing of Imonics' employee workforce, other cost-reduction initiatives and restructuring and renegotiation of Imonics' significant client contracts. The Company's results of operations for the three months ended September 30, 1996 included a charge against revenue of $16.8 million and a restructuring charge of $24.3 million relating primarily to the reorganization of Imonics and its integration into BSG. There can be no assurance (i) that such reorganization and integration will be successful, (ii) that such initiatives will not have a material adverse effect upon the Company's reputation and standing in the client/server information technology marketplace, (iii) that BSG has the management expertise and capacity to manage such reorganization and integration while at the same time running the business and operations of BSG and the other client/server information technology operations of the Company or (iv) that such reorganization will not have an adverse effect upon the software development and technology projects being pursued in connection with the Company's reengineering program. See "Reengineering Program."

     The Company's expansion strategy in the past has involved both acquisitions and internal growth. The Company intends to focus its efforts primarily on refining and growing its various businesses in the near term and does not anticipate significant acquisitions during such period. There can be no assurance that such shift in focus will not have an adverse effect upon the rate of growth in the Company's revenue and operations.

     The Company is experiencing margin pressure in the billing and accounts receivable management services operations of Medaphis Physician Services Corporation ("MPSC"). MPSC did not significantly contribute to the Company's overall results of operations during the second half of 1995 or the nine-month period ended September 30, 1996. Management does not expect this trend to improve significantly until further progress is made with, among other things, on-going management initiatives designed to reduce costs and improve operational efficiencies and the Company's reengineering program. See "Reengineering Program."


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During the nine months ending September 30, 1996, management has implemented various initiatives within the Company's Services Division (which includes
MPSC) designed to reduce costs and improve operational efficiency. These initiatives have included, among other things, downsizing of management ranks and improvements in operational processes. There can be no assurance that such management initiatives will be successful, that MPSC's margins will improve or that MPSC will contribute meaningfully to the Company's overall results of operations in future periods.

     The Company's future operations are dependent upon, among other things, continued growth in sales of its HIT products, including, but not limited to, sales of its clinical information management system in both domestic and international markets. The markets for these products are characterized by rapidly changing technology, evolving industry standards and frequent new products and product enhancements. The Company's success in its HIT business will depend upon its continued ability (i) to enhance its existing products,
(ii) to effect conversions of existing products into foreign languages, (iii) to introduce new products on a timely and cost effective basis to meet evolving customer requirements, (iv) to achieve market acceptance for new product offerings and (v) to respond to emerging industry standards and other technological changes. As of September 30, 1996, the Company is experiencing slower than expected sales of certain of its enterprise-wide scheduling products. There can be no assurance that sales of such enterprise-wide scheduling products will improve, that Medaphis will be able to effectively enhance existing products, create new products or respond to technological changes or new industry standards. Moreover, there can be no assurance that competitors of Medaphis will not develop competitive products, or that any such competitive products will not have an adverse effect upon Medaphis' operating results.

        Reengineering Program. The Company initiated a reengineering program focused upon its billing and accounts receivable management operations in early 1995. The reengineering program involves office consolidation, workflow, process and operational improvements and new technology development. The overall goals of the reengineering program are to increase the operating efficiency and enhance the quality and productivity of the Company's billing and accounts receivable management services operations. To date, the Company has spent approximately $62.0 million on the development of software applications and technology and approximately $42.0 million on hardware and equipment for the reengineering program. The Company has encountered difficulties with the program. These difficulties have included, among others, delays in achieving the targeted consolidation of offices, delays in the development and implementation of software applications and technology which achieve efficiencies and enhance productivity in a scaled operating environment and delays in the implementation of improved operational processes. As a result, management has commenced a comprehensive assessment of the reengineering program designed to ensure that the individual projects making up the program are properly aligned with the overall goals and objectives of the program. It is anticipated that this assessment will include review of the total number, size and geographic location of the Company's information processing centers ("IPCs") and a comprehensive assessment of the various software development and technology projects forming a part of the program. While this assessment is underway, management has significantly reduced the level of expenditures on the reengineering program. As part of this


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assessment, the Company has adopted a plan to downsize certain of its existing
IPCs and to charge the exit costs incurred in future periods in connection with such downsizing against the restructuring reserve established by the Company in the first quarter of 1995. In terms of the on-going assessment of the software development and technology projects, management anticipates that such assessment may result in reaffirmation and continuation of certain projects, revisions to certain projects to better align such projects with the overall goals of the program and/or abandonment of certain projects. To the extent a software development or technology project is abandoned in the future, the Company would incur a charge relating to the abandonment and disposition of such project. To the extent the Company incurs such a charge, there can be no assurance that such charge will not be material. Although management of the Company remains committed to moving forward to reengineer its billing and accounts receivable management operations and believes that such reengineering is important to the long-term success of such operations, there can be no assurance that the Company's on-going assessment of its reengineering program will be completed on or prior to December 31, 1996, that the funds expended to date on such program will produce results in future periods or that the reengineering program will be successful or achieve any cost or labor efficiencies or will not have a material adverse effect upon Medaphis' operations.

     Cash Flow From Operations; Senior Credit Facility. During the nine months ended September 30, 1996, the Company used approximately $7.5 million in cash for operating activities. At September 30, 1996, approximately $224 million in borrowings were outstanding under the Company's $250 million Senior Credit Facility which expires on March 17, 1998. Although management has implemented various initiatives designed to reduce headcount and cut costs, there can be no assurance that cash flow from operations will be sufficient to fund anticipated operating and capital expenditures and that the Company will not be required in future periods to seek additional borrowings under its Senior Credit Facility, equipment lease lines or seek alternative sources of borrowing capacity. Management is engaged in discussions with the Company's senior lenders. These discussions have focused on modifications to the Company's Senior Credit Facility to address, among other things, certain charges taken by Medaphis in the quarter ended September 30, 1996 and to expand the size of the credit facility. There can be no assurance that the Company will be able to secure such modification or an expanded facility, that the Company will be able to refinance borrowings under its existing Senior Credit Facility in March 1998 or that any such refinancing can be obtained on terms and conditions satisfactory to the Company.

     Pending Federal Investigation; Putative Class Action Lawsuits. The United States Attorney's Office for the Central District of California is conducting an investigation (the "Federal Investigation") of Medaphis' billing and collection practices in its offices located in Calabasas and Cypress, California (the "Designated Offices"). Medaphis first became aware of the Federal Investigation when it received search warrants and grand jury subpoenas on June 13, 1995. Although the precise scope of the Federal Investigation is not known to the Company at this time, Medaphis believes that the U.S. Attorney's Office is investigating allegations of billing fraud and that the inquiry is focused upon Medaphis' billing and collection practices in the Designated Offices. Numerous federal and state civil and criminal laws govern medical billing and collection activities.

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     In general, these laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from Medicare, Medicaid and certain other federal and state healthcare programs. Although the Designated Offices represent less than 2% of Medaphis' annual revenue, there can be no assurance that the Federal Investigation will be resolved promptly, that additional subpoenas or search warrants will not be received by Medaphis or that the Federal Investigation will not have a material adverse effect upon the Company. The Company recorded a charge of $12 million in the third quarter of 1995 solely for the administrative fees, costs and expenses it anticipates incurring in connection with the Federal Investigation and the putative class action lawsuits which are based on the Federal Investigation. The charge is intended to cover only the anticipated administrative expenses of the Federal Investigation and the related lawsuits and does not include any provision for fines, penalties, damages, assessments, judgments or sanctions that may arise out of such matters.

     Following the announcement of the Federal Investigation, Medaphis, various of its then-current officers and directors and the lead underwriters associated with Medaphis' public offering of common stock in April 1995 were named as defendants in putative shareholder class action lawsuits filed in the United Stated District Court for the Northern District of Georgia. In general, these lawsuits allege violations of the federal securities laws in connection with Medaphis' public statements and filings under the federal securities acts, including the registration statement filed in connection with Medaphis' public offering of common stock in April 1995. On October 13, 1995, the named plaintiffs in these lawsuits filed a consolidated class action complaint (the "Consolidated Complaint"). On January 3, 1996, the court denied defendants' motion to dismiss the Consolidated Complaint, which argued that the complaint failed to state a claim upon which relief may be granted. On April 11, 1996, certain of the named plaintiffs to the Consolidated Complaint voluntarily dismissed with prejudice all of their claims. As a result of these dismissals, the Consolidated Complaint no longer contains any claims based on the Securities Act of 1933, and the Company's underwriters and outside directors are no longer named as defendants. On June 26, 1996, the court denied the plaintiffs' motion to certify a plaintiffs' class. The Company believes that it has meritorious defenses to this action. Additionally, on November 5, 1996 Medaphis, Randolph
G. Brown, Michael R. Cote and James S. Douglass were named as defendants in a putative shareholder class action lawsuit filed in Superior Court of Cobb County, State of Georgia. This lawsuit alleges violations of federal and Georgia securities laws based on the same public statements and filings generally described above. The lawsuit is brought on behalf of a putative class of purchasers of Medaphis stock during the period March 29, 1995 through June 15, 1995. Plaintiffs seek compensatory damages and costs. The Company believes that it has meritorious defenses to this action.

     Following the Company's August 14, 1996 announcement regarding earnings expectations and certain charges, Medaphis, and one or more of Randolph G. Brown, former Chairman, Chief Executive Officer and President and a former director of Medaphis, Michael R. Cote, Senior Vice President--Finance, Chief Financial Officer and Assistant Secretary of Medaphis, and James S. Douglass, former Vice President, Corporate Controller and Chief Accounting Officer of Medaphis were named as defendants in nineteen putative shareholder class action lawsuits filed in the United States District Court for the Northern District of Georgia, Atlanta Division. Generally, these lawsuits allege violations of the federal securities laws in connection with Medaphis' filings under the federal securities acts and public disclosures concerning various subjects, including Medaphis' reengineering project, management and operations of certain Medaphis subsidiaries, and Medaphis' reported and projected revenues and earnings. The lawsuits are each brought on behalf of putative classes of persons who acquired Medaphis common stock, including persons who acquired stock either in the public market or in connection with three of Medaphis' recent business acquisitions. Eighteen of the actions have been consolidated, and the Company anticipates that the nineteenth also will be consolidated. Plaintiffs seek rescissory and compensatory damages and costs. The Company believes that it has meritorious defenses to this action.

     On November 7, 1996, Health Systems International, Inc. filed suit in the Superior Court for the State of California, County of Los Angeles against Medaphis, Randolph G. Brown, and "Does 1-50," who are alleged to be unnamed Medaphis directors, officers and employees. Generally, this lawsuit alleges that the defendants violated federal and California securities laws and common law by, among other things more fully described in the complaint, making material misstatements and omissions in public and private disclosures in connection with the acquisition of Health Data Sciences Corporation. Plaintiff seeks rescissory, compensatory and punitive damages, injunctive relief and costs. The Company believes that it has meritorious defenses to this action.

     The Company also has received written demands from various stockholders, including stockholders of recently acquired companies. To date, these stockholders have not filed lawsuits.

     Although the Company believes that it has meritorious defenses to the actions against and written demands placed upon the Company, there can be no assurance that additional lawsuits will not be filed against the Company,

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that the lawsuits and the written demands will not have a disruptive effect upon the operations of the business, that the written demands and the defense of the lawsuits will not consume the time and attention of the senior management of the Company or that the lawsuits will not have a material adverse effect upon the Company.

     Healthcare Fraud Initiatives; Healthcare Reform Measures. The federal government in recent years has placed increased scrutiny on the billing and collection practices of healthcare providers and related entities. This scrutiny has been directed at, among other things, fraudulent billing practices. The Department of Health and Human Services in recent years has increased the resources of the Office of the Inspector General ("OIG") specifically to enforce both false claims and fraud and abuse violations of the Medicare program. This heightened examination has resulted in a number of high profile investigations, lawsuits and settlements.

     Recently, Congress enacted the Health Insurance Portability and Accounting Act of 1996 (the "Health Insurance Act"), which includes an expansion of certain fraud and abuse provisions, such as expanding the application of Medicare and Medicaid fraud penalties to other federal healthcare programs, and creating additional criminal offenses relating to "healthcare benefit programs," which are defined to include both public and private payor programs. The Health Insurance Act also provides for forfeitures and asset freezing orders in connection with such healthcare offenses. Civil monetary penalties and program exclusion authority available to the OIG also have been expanded. The Health Insurance Act contains provisions for instituting greater coordination of federal, state and local enforcement agency resources and actions through the OIG. There also have been several recent healthcare reform proposals which have included an expansion of the anti-kickback laws to include referrals of any patients regardless of payor source.

     In addition, submission of claims for services or procedures that are not provided as claimed may lead to civil damages, civil monetary penalties, criminal fines, imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs. Specifically, the Federal False Claims Act allows a private person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and for such person to share in any amounts paid to the government in damages and civil penalties. Successful plaintiffs can receive up to 25-30% of the total recovery from the defendant. Such qui tam actions or "whistleblower lawsuits" have increased significantly in recent years and have increased the risk that a company engaged in the healthcare industry such as Medaphis and many of its customers may become the subject of a federal or state investigation or may ultimately be required to defend a false claims action, will be subjected to government investigation and possible criminal fines, will be sued by private payors, and will be excluded from the Medicare and/or Medicaid programs as a result of such an action. The government on its own may also institute a Civil False Claims Act case, either in conjunction with a criminal prosecution or as a stand alone civil case. Whether instituted by a qui tam plaintiff or by the government, the government can recover triple its damages together with civil penalties of $5,000 - $10,000 per false claim. Under applicable case law, a party successfully sued under the False Claims
Act may be jointly and severally liable for the damages and penalties.  Some


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state laws also provide for false claims actions, including actions initiated by a qui tam plaintiff. There can be no assurance that Medaphis will not be the subject of false claims or qui tam proceedings relating to its billing and collection activities or that Medaphis will not be the subject of further government scrutiny or investigations relating to its billing and accounts receivable management services operations. See "Pending Federal Investigation; Putative Class Action Lawsuits." Any such proceeding or investigation could have a material adverse effect upon the Company.

       In the 1995 and 1996 sessions of the United States Congress, the focus of healthcare legislation (in addition to the Health Insurance Act) was on budgetary and related funding mechanism issues. A number of reports, including the 1995 Annual Report of the Board of Trustees of the Federal Hospital Insurance Program (Medicare), have projected that the Medicare "trust fund" is likely to become insolvent by the year 2002 if the current growth rate in Medicare expenditures continues. Similarly, federal and state expenditures under the Medicaid program are projected to increase significantly during the same period. In response to these projected expenditure increases, and as part of an effort to balance the federal budget, both the Congress and the Clinton Administration in 1995 and 1996 made proposals to reduce the rate of increase in projected Medicare and Medicaid expenditures and to change funding mechanisms and other aspects of both programs. Congress in late 1995 passed legislation that would reduce projected expenditure increases substantially and would make significant changes in the Medicare and the Medicaid programs. The Clinton Administration proposed alternate measures to reduce, to a lesser extent, projected increases in Medicare and Medicaid expenditures. Neither proposal became law prior to Congress' 1996 adjournment.

       Medaphis anticipates that both the Clinton Administration and the Republican majorities in Congress will introduce in 1997 legislation designed to reduce projected increases in Medicare and Medicaid expenditures and to make other changes in the Medicare and Medicaid programs. Medaphis anticipates that such proposed legislation would, if adopted, change aspects of the present methods of paying physicians under such programs and provide incentives for Medicare and Medicaid beneficiaries to enroll in health maintenance organizations and other managed care plans. Medaphis cannot predict the effect of any such legislation, if adopted, on its operations.


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     A number of states in which Medaphis has operations either have adopted or are considering the adoption of healthcare reform proposals at the state level. These state reform laws have, in many cases, not been fully implemented. Medaphis cannot predict the effect of proposed state healthcare reform laws on its operations. Additionally, certain reforms are occurring in the healthcare market which may continue regardless of whether comprehensive federal or state healthcare reform legislation is adopted and implemented. These market reforms include certain employer initiatives such as creating purchasing cooperatives and contracting for healthcare services for employees through managed care companies (including health maintenance organizations), and certain provider initiatives such as risk-sharing among healthcare providers and managed care companies through capitated contracts and integration among hospitals and physicians into comprehensive delivery systems. Consolidation of management and billing services by integrated delivery systems may result in a decrease in demand for Medaphis' billing and collection services for particular physician practices, but this decrease may be offset by an increase in demand for Medaphis' consulting and comprehensive business management services for the new provider systems.

     Client/Server Information Technology Projects. Medaphis' client/server information technology business involves, among other things, large scale projects designed to reengineer significant client operations through the strategic use of imaging, client/server and other advanced technologies. Failure to meet expectations with respect to a major project could damage the Company's reputation and standing in the client/server information technology marketplace, affect its ability to attract new client/server information technology business, result in the payment of damages to the client and jeopardize the Company's ability to collect for services already performed on the project.

     Possible Volatility of Stock Price. Medaphis believes factors such as announcements with respect to the Federal Investigation, the Reengineering Program, putative class action lawsuits, healthcare reform measures and quarter-to-quarter and year-to-year variations in financial results could cause the market price of Medaphis common stock to fluctuate substantially. Any adverse announcement with respect to the Federal Investigation, the Reengineering Program, putative class action lawsuits, healthcare reform measures or any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and material adverse effect on the trading price of Medaphis common stock in any given period. As a result, the market for Medaphis common stock may experience material adverse price and volume fluctuations.



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     Competition.  Medaphis faces intense competition in each of the areas in which it does business. In providing business management systems and services to physicians and hospitals, Medaphis competes with certain national information management systems and transaction processing organizations, certain regional companies which provide such systems or services and certain physician groups and hospitals which provide their own business management services. In providing subrogation and recovery services, Medaphis competes primarily with the internal recovery operations of potential customers and with certain regional subrogation recovery vendors. In terms of providing client/server information technology services, Medaphis competes with national, regional and local companies specializing in information technology and systems integration consulting services, national and regional application development companies and the software development and systems integration units of national computer equipment manufacturers, large information systems facilities management and outsourcing organizations, national "Big Six" accounting firms and the information systems groups of large general management consulting firms. Certain of Medaphis' competitors have longer operating histories and greater financial, technical and marketing resources than Medaphis. There can be no assurance that competition from current or potential competitors will not have a material adverse effect upon Medaphis.



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